

June 22, 2022

Long Chen
Chief Executive Officer
ZKH Group Limited
7/F, Tower 4, Libao Plaza, No. 36 Shenbin Road
Minhang District, Shanghai 201106
People's Republic of China

> **Re: ZKH Group Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted May 31, 2022**
> **CIK No. 0001862044**

Dear Mr. Chen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted May 31, 2022

Cover Page

1. We note your response to our prior comment 1 and reissue. Please refer to the fifth paragraph of the prospectus cover page. Please disclose that your holding company structure involves unique risks to investors and that investors may never hold equity interests in your Chinese operating companies. Revise your disclosure to acknowledge that Chinese regulatory authorities could disallow your holding company structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference

to your detailed discussion of risks facing the company and the offering as a result of this structure.

2. We reissue our prior comment 3. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

3. We reissue our prior comment 4 in part. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. If no such transfers, dividends, or distributions have been made to date, so state. In this regard, it appears you have limited your disclosure to the periods covered by the financial statements. Provide cross-references to the consolidated financial statements. Make conforming edits to your prospectus summary.

4. We note your revised disclosure in response to our prior comment 5. Please include a cross reference on your cover page to your discussion on the limitations on your ability to transfer cash in your prospectus summary.

5. We note your disclosure in response to our prior comment 7 that transfers of cash across your organization are subject to internal report and approval process. Summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.). Provide a cross reference on the cover page to the discussion of this issue in the prospectus summary.

Prospectus Summary
Permissions Required from the PRC Authorities for Our Operations, page 7

6. We note your response to our prior comment 13 and reissue. The disclosure in this section should not be qualified by materiality. Please make appropriate revisions to your disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 90

7. We have reviewed your response to comment 21. Please tell us how GMV differs from revenue as both appear to represent the value of orders placed and shipped to customers, net of returns. In particular, please tell us how the disclosure on page 116 which states that the GMV from the marketplace model is 302.9 million RMB in 2020, and 914.6 million RMB in 2021 compares to the disclosure on page F-32 which states the service revenue was 40.8 million RMB in 2020 and 116.7 million RMB in 2021.

8. We note your disclosure on page 98 that your gross margin decreased from 14.5% in 2020 to 13.6% in 2021, which was primarily a result of the purchase price increase of MRO products driven by the price increase of raw materials of MRO products, such as lubricant, adhesive, fasteners, wire and cable. Please clarify whether these price increases were a result of inflationary pressures, and if so, expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Identify actions planned or taken, if any, to mitigate these inflationary pressures.

9. We note that you have experienced supply chain disruptions. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Notes to Consolidated Financial Statement
21. Share-based compensation, page F-46

10. Please tell us who the 100,000,000 restricted shares were issued to for nominal consideration on December 30, 2021.

11. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Brian V. Breheny, Esq.